

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

Mr. Terence E. Hall
Chief Executive Officer
Superior Energy Services, Inc.
1105 Peters Road
Harvey, Louisiana 70058

> **Re:** **Superior Energy Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **File No. 333-22603**

Dear Mr. Hall:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   We note the disclosure you include at page 6 under "Environmental Regulations – Superfund" regarding the release of hazardous substances at sites you own or operate. We also note the disclosure at page 16 under "Risk Factors – The nature of our industry subjects us to compliance" indicating that you are in substantial compliance with all applicable pollution and environmental protection laws and regulations. To the extent there exist sites for which you have been identified as a potentially responsible party, provide sufficiently detailed disclosure in that regard, and include corresponding Risk Factors disclosure, as appropriate.

Controls and Procedures, page 79

2.   We note your disclosure that your management has established and maintains a system of disclosure controls and procedures. We also note your disclosure that your principal executive and financial officers have concluded that your disclosure controls and procedures as of December 31, 2007 were effective at the reasonable assurance level.

        In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 43

(h) Property, Plant and Equipment, page 44

3.   We note you disclose that for impairment testing, assets are grouped by subsidiary or division, except for lifeboats which are grouped together by size. Tell us how your groupings comply with the requirements of paragraphs 10 and 11 of SFAS 144.

Note 16 – Interim Financial Information (Unaudited), page 66

4.   It appears that the gross profit measures presented in your quarterly financial data on this page and in your MD&A discussions on pages 27 and 28 exclude depreciation, depletion, amortization and accretion attributable to cost of services, which would be considered a non-GAAP measure, not complying with Item 302 of Regulation S-K. Although we ask that you comply with Item 302, if you wish to report non-GAAP measures elsewhere in the filing, you should also follow the guidance in Item 10(e) of Regulation S-K. Additionally, the line items for costs of services, rentals and sales in your Statements of Operations on page 39 would ordinarily need parenthetical notation indicating the extent to which such line items exclude DD&A to comply with SAB Topic 11:B.

Note 19 – Subsequent Event, page 77

5.   We note you disclose that in February 2008, you entered into a purchase agreement to sell 75% of your interest in SPN Resources for approximately $165 million in cash, subject to certain conditions, and that the transaction is expected to close during the first quarter of 2008. Provide us with an update on the status of this transaction; indicating when you expect to complete the sale and file a Form 8-K with the pro forma information required under Item 2.01 of the Form 8-K instructions.

Definitive Proxy Statement filed April 18, 2008

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Components of Executive Compensation, page 13

Annual Incentive Bonus, page 13

6.   Please revise your disclosure to identify the pretax income goal for 2007, as well as the safety performance goals for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Instruction 4 to Item 402(b) of Regulation S-K.

7.   We note your disclosure that payments for discretionary awards outside of the annual incentive program ranged from 18% to 41% of base salary for participants other than your chief executive officer. Please disclose how your compensation committee determined to grant each named executive officer the relevant percentage of base salary.

Long-Term Incentives, page 15

Determination of 2007 Awards, page 16

8.   We note your disclosure that in determining long-term incentive awards for 2007, your compensation committee "considered a recommendation by the CEO, which considered many factors, including the Company's performance, the individual performance of the executives, the calculated share usage and associated accounting expense, and the Company's overall financial and non-financial results." We also note your disclosure that your compensation committee also considered, among other things, your "record results" relative to your "internally established goals" in approving your chief executive officer's recommendation to grant the long-term incentive award for 2007 at 26% above the targets. Please expand your disclosure regarding the factors considered by your chief executive officer in determining his recommendation regarding such target, and please identify such "internally established goals."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

 You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Laura Nicholson at (202) 551-3584 or Timothy Levenberg, Special Counsel at (202) 551-3707 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director